UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Eni SpA

(Exact name of registrant as specified in its charter)

Republic of Italy	1-14090	Not applicable
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation or organization)

1, piazzale Enrico Mattei – 00144 Roma - Italy

(Address of principal executive offices)

Massimo Mondazzi
Eni SpA
1, piazza Ezio Vanoni
20097 San Donato Milanese (Milan) - Italy
Tel +39 02 52041730 - Fax +39 02 52041765
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

This Specialized Disclosure Report on Form SD (Form SD) for the year ended December 31, 2018, is required by Rule 13p-1 of the Securities Exchange Act of 1934 (the "Final Rule"). The Final Rule was adopted by the U.S. Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Section 1502"). In accordance with the Final Rule, we are required to provide annual disclosure regarding products manufactured during the year that contained "conflict minerals" that are necessary to the functionality or production of those products. The Final Rule defines conflict minerals as columbite-tantalite, cassiterite, wolframite and gold, and their derivatives, which are currently limited to tin, tungsten, tantalum and gold ("3TG").

The information in this report concerns the products of Eni SpA and its subsidiaries as of December 31, 2018.

Company Overview

Eni SpA (Eni) is a publicly listed company. The Italian State is our largest shareholder with a 30.1% stake. Our common stock is listed on the New York Stock Exchange (NYSE). Eni SpA and its subsidiaries engage in the business segments described below.

Eni’s Exploration & Production segment engages in oil and natural gas exploration and field development and production, and LNG operations, worldwide.

Eni’s Gas & Power segment engages in the supply, trading and marketing of gas, LNG and electricity, international gas transport activities and commodity trading and derivatives. This segment also includes the activity of electricity generation that is ancillary to the marketing of electricity.

Eni’s Refining & Marketing business engages in the manufacturing of petroleum products from crude oil or other feedstock, including renewables, and in the marketing of a wide range of fuels and lubricants in retail and wholesale markets mainly in Italy and in the rest of Europe.

Through its wholly-owned subsidiary Versalis, the Group engages in the production and marketing of basic petrochemical products, plastics and elastomers. Activities are concentrated in Italy and in Europe. For financial reporting purposes, the results of Versalis are aggregated with those of R&M, in the reportable segment “R&M and Chemicals” because the two segments exhibit similar economic characteristics.

The segment “Corporate and other activities” includes the results of the corporate departments that provide support services to the business units (finance, treasury, IT, HR, administrative and general services, a captive insurance activity, etc...), the result of the activity of environmental clean-up and remediation of certain industrial hubs in Italy which were divested, shut down or restructured years ago and finally the results of the newly-established business of energy solutions that engages in the development of renewable energies.

In this report on form SD and the exhibit attached hereto on the conflict minerals, the terms "Eni", the "Group", "we", "us" or the "Company" refer to the parent company Eni SpA and its consolidated subsidiaries and, unless the context otherwise requires, their respective predecessor companies.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Eni’s Products Covered by this Report

We have conducted an evaluation of our product portfolio and we have determined that there is only one broad product category of “Covered Products” sold to third parties which may contain conflict minerals that are necessary for the functionality or the manufacturing of such products (the “Necessary Conflict Minerals”):

•	The fuels manufactured by our Refining & Marketing segment which include gasoline, gasoil, jet fuels, heating oil, lubricants, bitumen and other products, are our Covered Products. At our refining and manufacturing plants and facilities, we employ catalysts in the production process, which are necessary to the production of the fuels. Those catalysts contain Necessary Conflict Minerals, specifically tin and tungsten. We assume it is possible that trace amounts of catalysts may be found in the final products (because, although catalysts are washed out in the production process there is no de minimis standard in accordance with the Final Rule). In future, however, we may be able to conclude, based on appropriate testing, that no catalysts are present in our Refining & Marketing final products or that, in any event, our Refining & Marketing products are not covered by the Final Rule. The procurement of catalysts constitutes a very small portion of our global purchases of raw materials and other production inputs (less than 0.1% on a consolidated basis). Furthermore, the amount in weight of Necessary Conflict Minerals employed in our catalysts is immaterial.

Being a downstream company in the supply chain of Necessary Conflict Minerals, we do not directly source our Necessary Conflict Minerals from mines or smelters and therefore we rely upon information provided by our suppliers and contract manufacturers regarding the origin of these Necessary Conflict Minerals. We request, and rely on, our suppliers and contract manufacturers to provide the information necessary to permit us to make all required disclosures under the Final Rule.

On the basis of a reasonable country of origin inquiry (RCOI) and due diligence measures described herein (including the section titled “Due Diligence Results” in our Conflict Minerals Report filed as Exhibit 1.01 to this Form SD), with respect to the year ended December 31, 2018, Eni does not have sufficient validated information from the its suppliers to determine the facilities used to process, and the country of origin and the mine or location of origin of, Necessary Conflict Minerals used in any part or product supplied to us for manufacturing the Covered Products, including whether such Necessary Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).

Description of the Reasonable Country of Origin Inquiry (RCOI)

We conducted a good faith RCOI, which we believe is reasonably designed to assess whether the Necessary Conflict Minerals in our products originated from any Covered Countries or were from recycled or scrap sources.

We directed and coordinated the execution of the RCOI at Group level. Our segment and subsidiaries which were determined to be within the scope of the Final Rule were responsible for performing a risk-based analysis to identify direct suppliers to be included within the RCOI. This analysis included focusing on the suppliers presenting the highest risk of providing us with Necessary Conflict Minerals for the manufacture of our products and was based on segment and subsidiaries expertise and product knowledge. Based on this review, we determined four suppliers to be within the scope of our RCOI. We intend to reassess our product portfolio and supply chain on an ongoing basis in future years.

Our Refining & Marketing segment performed the RCOI as follows:

We inquired with each of our catalyst suppliers regarding the country of origin of the Necessary Conflict Minerals which were utilized in manufacturing the refining catalysts supplied to us. To conduct the inquiry, we used the Conflict Minerals Reporting Template questionnaire developed by the Electronic Industry Citizenship Coalition - Global e-Sustainability Initiative (EICC/GeSI). Three out of four of our catalyst suppliers were affiliated to US listed companies or were US filers themselves and publicly state to have established conflict minerals programs and policies. The non-US listed supplier informed us to have established a policy for the responsible sourcing of conflict minerals for the purpose of complying with our request of establishing a responsible supply chain.

Results of the RCOI

As a result of the RCOI conducted as described above, 100% of the catalyst suppliers in the R&M business have provided a response to us. Our suppliers have provided us smelter or refiner (“SOR”) names, where they sourced their minerals, including where relevant if the SORs are included in the list of SORS certified as conformant by the RMI’s Responsible Minerals Assurance Process (“RMAP”), formerly the Conflict-Free Smelter Program. However, the responses received are not yet complete in all cases, particularly with regard to a couple of suppliers with extensive supply chains, who have yet to receive complete and accurate information from all of their own respective suppliers about all the SORs in their supply chains.

Additionally, we understand that another supplier, albeit small, has encountered difficulties in tracing its supply chain. Eni sourced the catalyst containing the Necessary Conflict Minerals from this supplier in early 2014, before the full implementation of our conflict minerals program. The catalyst was held in inventory at one of our refineries that at the time was undergoing a restructuring, involving the shutdown of the plant. Eventually, we decided in 2018 to redeploy the catalyst at another of our running refineries. In 2018, we procured additional catalyst-related materials from this supplier.

Conclusion

As a result of the RCOI performed, we were not in a position to either identify the Country of Origin of all of our Necessary Conflict Minerals, or determine whether they were from recycled or scrap sources. Based on this outcome, we have exercised due diligence in accordance with the Final Rule. The due diligence measures are described in the Conflict Minerals Report filed as exhibit to this report.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 ("Rule 13p-1"), this Specialized Disclosure Form (Form SD) and the associated Exhibit “Conflict Minerals Report” are posted to our website at https://www.eni.com/en_IT/sustainability/operating-model/human-rights.page.

Item 1.02 Exhibit

Eni’s Conflict Minerals Report for the calendar year ended December 31, 2018 is filed as Exhibit 1.01 to this Form SD.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Eni SpA

(Registrant)

/s/ MASSIMO MONDAZZI

Massimo Mondazzi

Chief Financial Officer

Date: May 31, 2019

Section 2 – Exhibits

Exhibit 2.01 Exhibits

Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.